EXHIBIT 14

                     CODE OF BUSINESS CONDUCT & ETHICS
                                                          OF
                       AMERIRESOURCE TECHNOLOGIES, INC.

Statement by Chief Executive Officer:

Ethics are important to AmeriResource Technologies, Inc. (“ARRT”) and each of its officers, directors and employees. AmeriResource is committed to the highest ethical standards and to conducting its business with the highest level of integrity. An uncompromising adherence to ethical excellence is integral to creating and sustaining a successful business. It provides the necessary strong foundation on which AmeriResource is built and on which it can grow and prosper.

Each officer, director and employee of AmeriResource is responsible for the consequences of his or her actions. We must each be the guardian of AmeriResource ethics. Leaders in AmeriResource have the extra responsibility of setting an example by their personal performance and an attitude that conveys our ethical values. That example leads us to treat everyone with honesty and respect.

If you are unsure of the appropriate action, take advantage of our open door, informal environment and raise your concerns with management or, if you are still uncomfortable, follow the processes outlined in this Code of Business Conduct & Ethics (“Code”).

/s/ Delmar Janovec
_______________________________________
Delmar Janovec, Chief Executive Officer

CODE OF BUSINESS CONDUCT & ETHICS
OF
AMERIRESOURCE TECHNOLOGIES, INC.

INTERNAL CONTROL OVER FINANCIAL REPORTING MEMORANDUM
As of and for the fiscal year-ended December 31, 2007

As of the end of the period covered by our audited consolidated financial statements, an evaluation was carried out by the Company’s management, with the participation of its President, of the effectiveness of the Company’s disclosure controls and procedures.  Based upon the evaluation, the President concluded that the disclosure controls and procedures were effective as of the end of the period covered by our audited consolidated financial statements.  No changes were made to the Company’s internal control over financial reporting as of and for the fiscal year ended December 31, 2007.

Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management regarding the preparation and fair presentation of published financial statements. AmeriResource Technologies president, executive officer and “Certifying Officer” are responsible for establishing and maintaining disclosure controls and procedures for AmeriResource. The Certifying Officer has concluded (based on his evaluation of these controls and procedures as of a date within 90 days of the filing of this report) that the design and operation of AmeriResource disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934) are effective and adequate, with the exception of any notations as disclosed below.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Based on our assessment we believe that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

Entity Level Controls:
A. Establishment of Committees:

1.	The Company currently does not have an audit committee.

2.	Ethics Policy:

                                                   CODE OF BUSINESS CONDUCT & ETHICS
                                                          OF
                                                     AMERIRESOURCE TECHNOLOGIES, INC.

The principles of this Code are expressed in broad statements to guide ethical decision making. These statements provide a framework but they cannot and do not dictate conduct to cover particular situations.

This Code applies to all officers, directors, and employees of AmeriResource.

Ethics

AmeriResource and each of its officers, directors and employees must conduct their affairs with uncompromising honesty and integrity. Business ethics are no different than personal ethics. The same high standard applies to both. As an AmeriResource associate you are required to adhere to the highest standard regardless at all times.

Officers, directors and employees are expected to be honest, fair, respectful and ethical in dealing with each other, with shareholders, clients, customers, vendors and all other third parties. Doing the right thing means doing it right every time.

You must also respect the rights of your fellow officers, directors and employees, as well as third parties. Your actions must be free from discrimination, libel, slander or harassment. Each person must be accorded equal opportunity, regardless of age, race, sex, sexual preference, color, creed, religion, national origin, marital status, veteran's status, handicap or disability.

Misconduct cannot be excused because it was directed or requested by another. In this regard, you are expected to alert management whenever an illegal, dishonest or unethical act is discovered or suspected. You will never be penalized for reporting your discoveries or suspicions.

AmeriResource conducts its affairs consistent with the applicable laws and regulations of the states and countries where it does business. Business practices, customs and laws differ from country to country. When conflicts arise between AmeriResource ethical practices, and the practices, customs, and the laws of a country, AmeriResource seeks to resolve them consistent with its ethical beliefs. If the conflict cannot be resolved consistent with its ethical beliefs, AmeriResource will not proceed with the proposed action giving rise to the conflict. These ethical standards reflect who we are and are the standards by which we choose to be judged.

A violation of the standards contained in this Code of Business Conduct & Ethics will result in corrective action, including possible dismissal.

Loyalty

All officers, directors and employees shall exhibit loyalty in all matters pertaining to the affairs of AmeriResource or to whomever they may be rendering a service. However, no officer, director or employee shall knowingly be a party to any illegal or improper activity.

Conflicts of Interest

You must avoid any personal activity, investment or association which could appear to interfere with good judgment concerning AmeriResource best interests. You may not exploit your position or relationship with AmeriResource for personal gain. You should avoid even the appearance of such a conflict. For example, there is a likely conflict of interest if you:

o	cause AmeriResource to engage in business transactions with relatives or friends;
o	use nonpublic AmeriResource, shareholder, client, customer or vendor information for personal gain by you, relatives or friends (including securities transactions based on such information);
o	have more than a modest financial interest in AmeriResource shareholders, vendors, customers, clients or competitors;
o	receive a loan, or guarantee of obligations, from AmeriResource or a third party as a result of your position at AmeriResource; or
o	compete, or prepare to compete, with AmeriResource while still employed by AmeriResource.

There are other situations in which a conflict of interest may arise. If you have concerns about any situation, follow the steps outlined in the Section on “Reporting Ethical Violations.”

Gifts, Bribes and Kickbacks

Other than for modest gifts given or received in the normal course of business (including travel or entertainment), neither you nor your relatives may give gifts to, or receive gifts from, Ameriresource shareholders, clients, customers and vendors. Other gifts may be given or accepted only with prior approval of your senior management. In no event should you put AmeriResource or yourself in a position that would be embarrassing if the gift was made public.

Dealing with government employees is often different than dealing with private persons. Many governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. You must be aware of and strictly follow these prohibitions.

Any associate who pays or receives bribes or kickbacks will be immediately terminated and reported, as warranted, to the appropriate authorities. A kickback or bribe includes any item intended to improperly obtain favorable treatment.

Illegal Acts

Every officer, director and employee will obey the laws of the applicable jurisdictions, will not counsel nor assist any person to act in any way contrary to these laws, and will inform the appropriate individuals and authorities if they become aware of illegal actions.

Loans

AmeriResource is prohibited by the Sarbanes-Oxley Act of 2002 from directly or indirectly extending credit to its officers and directors.

Improper Influence on Audits

Officers and directors of AmeriResource are prohibited from improperly influencing Ameriresource auditors in the performance of an audit for the purpose of rendering financial statements materially misleading.

If AmeriResource is required to restate its financial statements due to material noncompliance with any financial reporting requirement that is the result of misconduct, each of AmeriResource chief executive officers and chief financial officers must reimburse the Company for (1) any bonus, other incentive-based compensation or equity-based compensation received by that individual from AmeriResource during the 12-month period following the first use or filing of the flawed document, and (2) any profits realized from the sale of securities of AmeriResource during that same 12-month period.

Improper Use or Theft of AmeriResource Property

Every officer, director and employee must safeguard AmeriResource property from loss or theft, and may not take such property for personal use. AmeriResource property includes confidential information, software, computers, office equipment, and supplies. You must appropriately secure all AmeriResource property within your control to prevent its unauthorized use. Using AmeriResource computers or communications systems to access or distribute personal/ “non-business related” information, data or graphics is strictly prohibited.

Covering Up Mistakes; Falsifying Records

Mistakes should never be covered up, but should be immediately fully disclosed and corrected. Falsification of any AmeriResource, client, customer, shareholder or third party record is strictly prohibited.

Abuse of AmeriResource, Shareholder, Client, Customer or Vendor Information

You may not use or reveal AmeriResource, shareholder, client, customer or vendor confidential or proprietary information to others. This includes business methods, pricing and marketing data, strategy, computer code, screens, forms, experimental research, and information about AmeriResource current, former and prospective shareholders, customers, clients and associates.

Gathering Competitive Information

You may not accept, use or disclose the confidential information of our competitors. When obtaining competitive information, you must not violate our competitors’ rights. Particular care must be taken when dealing with competitors’ clients, ex-clients and ex-employees. Never ask for confidential or proprietary information. Never ask a person to violate a non-compete or non-disclosure agreement. If you are uncertain, the Corporate Legal Department can assist you.

Defamation and Misrepresentation

Aggressive marketing and selling should not include misstatements, innuendo or rumors about our competition, their services, financial condition or officers and directors. Do not make unsupportable promises concerning AmeriResource services or financial condition.  Additionally, intentional misstatements regarding AmeriResource, our officers, directors or shareholders is strictly prohibited and will be remedied with the appropriate legal recourse.

Use of AmeriResource and Third Party Software

AmeriResource and third party software may be distributed and disclosed only to officers, directors and employees authorized to use it.

AmeriResource and third party software may not be copied without specific authorization and may only be used to perform assigned responsibilities.

All third party software must be properly licensed. The license agreements for such third party software may place various restrictions on the disclosure, use and copying of software.

Fair Dealing

No AmeriResource officer, director or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

Fair Competition and Antitrust Laws

AmeriResource must comply with all applicable fair competition and antitrust laws. These laws attempt to ensure that businesses compete fairly and honestly and prohibit conduct seeking to reduce or restrain competition. If you are uncertain whether a contemplated action raises unfair competition or antitrust issues, the Corporate Legal Department can assist you.

Securities Trading

It is usually illegal to buy or sell securities using material information not available to the public. Persons who give such undisclosed “inside” information to others may be as liable as persons who trade securities while possessing such information. Securities laws may be violated if you, or any relatives or friends trade in securities of AmeriResource, or any of its shareholders, clients, customers, or vendors, while possessing “inside” information. If you are uncertain, the Corporate Legal Department can assist you.

Officers and directors of AmeriResource are prohibited from trading during so-called retirement fund “blackout” periods, which are those blackout periods that are imposed on tax-qualified defined contribution plans, such as 401(k) plans.  Profits received from transactions in violation of this provision are subject to recapture for the benefit of the Company.

Political Contributions

No company funds may be given directly to political candidates. You may, however, engage in political activity with your own resources on your own time.

Waivers

The Code of Business Conduct & Ethics applies to all AmeriResource officers, directors and employees. There shall be no waiver of any part of the Code, except by a vote of the Board of Directors or a designated committee, which will ascertain whether a waiver is appropriate and ensure that the waiver is accompanied by appropriate controls designed to protect AmeriResource.

In the event that any waiver is granted, the waiver will be posted on the AmeriResource website, thereby allowing the AmeriResource shareholders to evaluate the merits of the particular waiver.

Enforcement Procedures

The Code must be supported with clear, orderly, and reasonable enforcement procedures if AmeriResource is to discipline persons who violate the Code. Enforcement procedures must be equitable to all parties. They must ensure no actions are taken in an arbitrary or malicious manner.

Reporting Ethical Violations

Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow officers, directors and employees. If you are powerless to stop suspected misconduct or discover it after it has occurred, you should report it to the appropriate level of management. If you are still concerned after speaking with management or feel uncomfortable speaking with them (for whatever reason), you may send a complaint evidencing the violation to the chief executive officer of AmeriResource Technologies, Inc. at 3440 East Russell Road, Suite 217, Las Vegas, NV 89120. Your complaint will be dealt with confidentially and you have AmeriResource commitment that you will be protected from retaliation.

The complaint must:

o	be against a single individual; and
o	be in writing; and
o	cite the specific clause of the Code that is alleged to have been violated; and
o	describe the specific action in question; and
o	describe in general terms, the substantial negative effect of that action upon ARRT, the public, or an individual; and
o	contain a statement that the specific action of the accused in question is not already or imminently (to the best knowledge of the complainant(s)) the subject of legal proceedings; and
o	contain a signed statement that the facts are true to the best knowledge of the complainant(s).

The chief executive officer, or his representative, will review the complaint to determine if it meets the above criteria. If it does not, it will be returned to the complainant(s) for possible change and re-submission. If the specific action of the accused is the subject of legal proceedings, no further action will be taken until those proceedings are concluded. If the complaint is not rejected then, subject to legal advice, the accused person will be notified (by registered mail to last known address), provided with a copy of the complaint, and allowed thirty (30) days to prepare a written rebuttal of the complaint if so desired. The rebuttal should address the same points as the complaint, and must also include a statement that the facts contained in the rebuttal are true to the best knowledge of the accused. The chief executive officer, or his representative, shall review the complaint and, if available, the rebuttal, to determine if there is sufficient evidence to hold a full hearing. If it is determined that a full hearing is warranted, the full information will be forwarded to a three-member Hearing Committee appointed within thirty (30) days of the receipt of the rebuttal or at the last date allowed for receipt of the rebuttal.

The Hearing Process

The Hearing Committee will attempt to interview, at the expense of AmeriResource, the complainant(s), and the accused, plus any other parties with relevant information. The number of people interviewed, and the extent of the effort to secure interviews, is a matter of judgment by the Hearing Committee. The Hearing Committee will decide if the accused may be present during the interviews. If the accused is not allowed to be present during the interviews, the accused shall be provided with notes documenting the substance of the interviews. The accused will be afforded the opportunity for a full hearing, with the complainant(s) present if desired by the accused. The Hearing Committee should have the services of legal counsel available as required. The accused, and the complainant(s), may obtain counsel at their own expense, if either or both desire. The Hearing Committee, after full and complete deliberation, will rule in writing as to the individual case. Additional rules and procedures shall be established by the Hearing Committee as required in their judgment. The ruling of the Hearing Committee may be:

1. a clearing of charges; or
2. a warning statement to the accused; or
3. termination of the accuser’s position; or
4. such other ruling as the Hearing Committee in its discretion sees fit.

The Hearing Committee will prepare an opinion on the particular case that will cover the facts of the case, the action taken, and the reason for that action. This will be reviewed by the Board of Directors of AmeriResource and by legal counsel at the discretion of the Board of Directors. When approved, this opinion will be sent to the accused, who may consider exercising the Appeal Process. Due diligence should be used to provide this opinion to the accused within 120 days of the receipt of the complaint by the Hearing Committee. If this is not possible, a letter should be sent to the chief executive officer of AmeriResource, with copies to the accused and complainant(s), requesting an extension of this limit, and stating the reason for this request.

The Appeal Process

If not satisfied with the ruling of the Hearing Committee, the accused may appeal to the chief executive officer of AmeriResource within 30 days of issuance of the Hearing Committee opinion. If appealed, the following procedure will be used:

1.	The Board of Directors, at its next scheduled meeting, or at a special meeting, shall review the opinion, and any other information available, and shall determine if:

a substantive procedural error has been committed by the Hearing Committee, or substantial new evidence has been produced.

The accused and the complainant are permitted legal counsel at the Board of Directors appeal session. The Board of Directors shall determine if, in its sole judgment, one of the two above noted criteria have been established, in which case the council shall refer the matter back to the previous or a new Hearing Committee for further proceedings.

The decision of the Board of Directors shall be final and there shall be no further appeal.

Publication and Record Retention

After the Appeal Process and any further proceedings have been exhausted, or after completion of the time allowed to initiate an Appeal Process, the opinion will be published on AmeriResource website, if the ruling was the termination of the accused, and will be published at the request of the accused, if the ruling was a clearing of charges or issue of warning statement.

The record of the Hearing Committee and all appropriate supporting documentation will be retained by AmeriResource for two years. Response to queries may include statistical information that does not reveal detail about a specific complaint, such as the number of complaints processed, provided the approval of the Board of Directors is obtained, or responses may include copies of information previously published. Any other information may be released only with the written permission of the Board of Directors, the accused, and the accuser(s).

3.           Whistle Blower Policy:

The Whistle Blower Policy is incorporated into the Ethics Policy. (Item #2).

Cash:
A. Cash Handling Procedures to ensure safeguarding of Assets and segregation of Duties as prescribed by Company policy.

1.	Collection of Cash Payments is nonexistent in that almost all collections are paid through automated systems such as PayPal or personal credit or debit cards.

2.	Collection of Check Payments is extremely limited, however, when encountered standard
Company policy and procedures are followed.

3.
Collection of Credit Card Payments follows strict guidelines enforced by all major credit card companies in addition to those established in Company policy and procedures.  In addition, many collections of this type are transacted through PayPal or other credit facilities established primarily for purposes of paying and collection on items purchased over the internet.

4.	Deposits and Cash Reconciliations:

Cash and cash equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less and amounts in-transit from banks for customer credit and debit cards. The process of transferring these funds usually takes between one to two business days and is classified as cash and cash equivalents on our Consolidated Balance Sheets.

Inventory:
A. Inventory Procedures to ensure safeguarding of assets and segregation of duties as prescribed by Company Policy.

1.	Policies and procedures for Inventory Receiving, Shipping, obsolete, damaged goods:

Inventory is valued using the cost method, which values inventory at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. We review our inventory levels in order to identify slow-moving merchandise and damaged items and use markdowns to clear merchandise.

2.
Policies and procedures for inventory counts are controlled by recognized and industry approved bar-coding system.  Additional policies and procedures are outlined in Company procedure manuals and operating guides, including a monthly inventory (last Thursday) of every item.

                 3.            Policies and procedures for inventory valuation:

Inventory is valued using the cost method, which values inventory at the lower of cost or market.

4.	Storage of inventory to ensure safeguarding of assets is controlled by a strict set of guidelines detailed in the Company policy and procedures manual.

Intangible Assets:
A. Intangible Assets: (FAS-142)

1.	Amortization of Assets (finite):

The Company has an intangible asset policy in place to ensure that all intangible assets are amortized and reported accurately in the financial statements.  All intangible assets are reviewed and scrutinized by the Chief Financial Officer and Chief Executive Officer.

2.	Amortization Useful Lives:

The Company has an intangible asset policy in place to ensure the useful lives of our assets are determined in conjunction with industry standards.  Intangible assets are stated at cost and amortized over the estimated useful lives using the straight line method as follows:

Processes, development (Hardware, Software, Kiosk):	15 years
Non-Compete Agreements (Term of the agreements):	3 years

3.	Goodwill (indefinite useful life):

Goodwill is not amortized but reviewed for impairment in accordance with applying the recognition and measurement provisions in paragraphs 4-11 (FAS 142) within the statement.  An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired (See paragraph 5 within the statement for impairment indicators).  Impairment is defined as a condition that exists when the carrying amount of goodwill exceeds its implied fair value.  If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

The two-step impairment test (See paragraphs 19-22) shall be used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.  Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available (FAS 142).

Under FAS 142 (See paragraph 24:25), if quoted market prices are not available, the estimate of fair value shall be based on the best information available, including prices for similar assets and liabilities and the results of using other valuation techniques.  A present value technique is often the best available technique with which to estimate the fair value of a group of net assets.

If a present value technique is used to measure fair value, estimates of future cash flows used in that technique shall be consistent with the objective of measuring fair value.  In estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue of a similar performance measure may be used if that technique is consistent with the objective of measuring fair value.  Use of multiples of earnings or revenue in determining the fair value of a reporting unit may be appropriate, for example, when the fair value of an entity that has comparable operations and economic characteristics is observable and the relevant multiples of the comparable entity are known.

The Company tests for impairment follow FAS-142 in that the fair market value of an asset is the amount at which the asset could be bought or sold in a current transaction between willing parties other than forced or liquidated sale.  Quoted market prices are the basis for this evaluation.

Fixed Assets:
A. Fixed Assets: (FAS-144)

1.	Capitalization of Assets:

The Company has a fixed asset policy in place to ensure that all appropriate assets are capitalized and reported accurately in the financial statements.  All capital expenditures greater than $1,000 are reviewed and scrutinized by the Chief Financial Officer & Chief Executive Officer.

2.	Fixed Asset Useful Lives:

The Company has a fixed asset policy in place to ensure the useful lives of our assets are determined in conjunction with industry standards.  Property, plant and equipment are stated at cost and depreciated over the estimated useful lives or lease term, if less, using the straight line method as follows:

Buildings and improvements:	28 to 40 years
Computer equipment:	4 to 7 years
Furniture, fixtures, and equipment	3 to 7 years
Leasehold Improvements	5 to 10 years

3.	Disposals and Gains/Losses on the sale of assets:

Sales of assets to third parties result in either a gain or loss on the sale of assets.  Where proceeds are greater than the net book value of the asset (historical cost less accumulated depreciation) a gain is recorded.  Conversely, where proceeds are less than the net book value of the asset, a loss on sale of assets is recorded.

Accounts Payable/Accrued Expenses:
A. Accounts Payable Procedures to ensure segregation of duties.

1.           Invoice Processing:

Payments to vendors are scheduled according to the purchasing terms.  Scheduled payments are reviewed and approved by appropriate personnel prior to or soon after the initiation of the payment run.  Manual checks are reviewed and approved by appropriate personnel prior to or soon after initiation.  Use of check stock is reconciled to the invoice payments prior to or soon after the initiation.

2.	Segregation of duties:

The authority to print checks is segregated from the ability to sign them.

3.           Recording:

Generally the obligation to pay is recorded upon the receipt the invoice, at the invoice date, which is the same month as the product/service is received/consummated.  All unvouchered receipts are accrued in the period in which the liability is incurred.

4.           Vendor Review & Approval:

Vendor information is input or adjusted by personnel outside of the A/P function.  Setup process ensures that duplicate vendors cannot be set up in the system.  Unauthorized purchasing activity subjects the company to loss; thus, all payments in excess of $100 are reviewed by the President for approval.

5.            Expense reports:

Employees are properly notified as to the company policy regarding limitations of authorized expenses. Individual Managers review all expense reports within the parameters of their authority.  The President reviews and approves all expense reports.

Notes Payable:
A. Note Payable Procedures to ensure segregation of duties.

1.	Drafting and execution of new agreements can only be drafted, assigned or approved by the President or Chief Executive Officer.

2.
Evaluation of agreements under FAS 133, EITF 00-27, & EITF 00-19. Under EITF 00-27, having collateral larger than the face of the note to satisfy a default condition would be considered a “contingent” conversion option requiring a “triggering event” before recognition is required. The triggering event would be a default. At December 31, 2007, and as of April 15, 2008, the Company was not in default.

Operating & Capital Leases
A. Methodology of Operating and Capital Leases (FAS-13)

1.           Operating Leases:

The Company (lessee) retains only the right to use the property for all operating leases.  At the end of the lease period, the Company (lessee) returns the property to the vendor (lessor).  Since the Company (lessee) does not assume the risk of ownership, the lease expense is treated as an operating expense in the income statement and the lease does not affect the balance sheet.

2.           Capital Leases:

The Company (lessee) recognizes the property both as an asset and a liability (for the lease payments) on the balance sheet.  The Company records depreciation each year on the asset and also deducts the interest expense component of the lease payment each year.  In accordance with the FASB, capital leases are recorded if any one of the four conditions below is met:

(a)	if the lease life exceeds 75% of the life of the asset
(b)	if there is a transfer of ownership to the lessee at the end of the lease term
(c)	if there is an option to purchase the asset at a "bargain price" at the end of the lease term.
(d)	if the present value of the lease payments, discounted at an appropriate discount rate, exceeds 90% of the fair market value of the asset.

Stockholders’ equity
A. Common Stock Instrument Issuances:

1.           Stock Options:

Stock options are issued in accordance with Board of Directors approved minutes.  The value of stock options are based on a ten day average market close price calculated upon inception.

2.           Dividends:

Dividends, either cash or additional stock, are paid in accordance with Board of Directors approved minutes.

3.	Warrants:

Warrants are issued in accordance with Board of Directors approved minutes, issued along with preferred stock entitling the holder to purchase a specific amount of securities at a specific price. In the case that the price of the security rises to above that of the warrant's exercise price, then the investor can buy the security at the warrant's exercise price and resell it for a profit. Otherwise, the warrant will simply expire or remain unused. .

Revenue Recognition
A.	Methodology:

1.	The Company recognizes revenue from services provided once all of the following criteria for revenue recognition have been met:

a. Pervasive evidence of an agreement exists
b. The services have been delivered
c. The price is fixed and determinable and not subject to refund or adjustment
d. Collection of the amounts due is reasonably assured

2.	Cost of Goods Sold:

Cost of Goods Sold is determined through standard accounting principles and procedures totaling the actual purchase price, general / administrative and associated direct costs.  Overhead and administrative costs are recognized when incurred and direct event costs and expenses are recognized during the period in which the event they are associated with occurs. In standard accounting practices, gross margin can be calculated by subtracting the cost of goods sold from total sales.

3.	Review procedures:

The Chief Financial Officer and Chief Executive Officer perform a review on an annual basis to ensure revenue and expenses are appropriately stated. Other than as described above, there was no change in the Company’s internal control over financial reporting during the Company’s most recently completed fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.